Hopsters_Brew_Boards_Newton_Phantom_Gourmet.mp3 (5m 8s)
3 speakers (Speaker 1, Lee Cooper, Speaker 3)

Speaker 1: I love to drink beer, talk about beer, pour beer, but I've never actually brewed beer. I'm way to lazy to do it myself at home, get all the equipment and the ingredients. I just come here to Newton, Massachusetts to Hopsters. Owner Lee Cooper grew up in Liverpool, England and he has enjoyed pints all over the world, but at Hopsters he's created a one of a kind combination of a do-it-yourself brewhouse, craft-beer bar and neighborhood restaurant.

Lee Cooper: We're in the business of letting people know where the beer comes from, so when people come to Hopsters, you can make beer, you can drink beer, you can eat great food. We're really a sort of custom-craft brewery, where you come in and you make the beer that you love to drink. We have thirty recipes of thirty different styles of beer, and when they come in, they sit down with a brewmaster, he figures out what kind of beer they want to make, which is basically what beer they love to drink, and then we go through the process.

Speaker 1: I can choose and style of beer in this book here?

Speaker 3: Yeah, you can choose anyone you want.

Speaker 1: All right. Why don't we do this one right here: The Hopster Triple Bourbon Oat India Pale Ale.

Speaker 3: That's my favorite.

Speaker 1: Let's do it!

Speaker 3: Let's do it.

Speaker 1: I mean, let's brew it!

Speaker 3: Let's brew it!

Speaker 1: First we head to the ingredient room where we collect, measure, crank and crush our steeping grains. Crushing it down. This is what they mean when they say, "Hey, we're going to crush a few beers, kids." We're crushing beers. Tie it up in an oversized teabag and head on over to the kettles for a bit of a boil. I kind of feel like Walter White setting up his laboratory.

Speaker 3: In their is malted barley grains and it's really for flavor as well as color. Give it a quick stir.

Speaker 1: I like exfoliating in the ...

Speaker 3: Yeah!

Speaker 1: New York steam bath. It's nice for my pores.

Speaker 3: It's nice. It's like a spa all in one.

Speaker 1: It's like a spa. Next comes 18 pounds of malt extract. Oh, look at that. Actually, it tastes awesome. You're right it's almost like a combination of a caramel, a butterscotch and like a maple syrup, but it really has really good flavor. Then for the combination of bitterness, flavor and aroma, we choose three distinct styles of hops. This kind of reminds me of like those Colorado dispensaries, you know what I mean?

Speaker 3: We're going to take out our steeping grains, bring it to a light boil. We're going to stir in our extract and our bittering hops, then we're going to boil for a half-hour.

Speaker 1: I wish you could smell this. Let me try this. While you're waiting for your beer to boil, you can grab yourself a nice little lunch. Here they do ploughman's boards. It's basically butcher blocks with awesome artisan meats. They are made by our friend, Chef Josh Smith, right up the road in Waltham at Moody's delicatessen. You have your salamis, your prosciuttos, your , knackwurst; delicious. Also, of course, if you're drinking good beer, you want to have some good cheese. Strongly flavored, ultra-creamy cheeses, some nuts, even a little cinnamon-pecan swirl bread, delicious with a nice beer. Is there any more classic combination than pretzels and beer? These are big, beautiful, fluffy, buttery pretzels, nice salt on the outside, with actual beer mustard, or even better, check this out, bacon jam. Yep, like a jelly made with bacon, smeared on your pretzel. Mm-hmm (affirmative). Oh, my God! Yes! There is a lot of bacon in that. Hold on, I need to wash that down. This is a tough job today. For a more substantial meal, get the pastrami sandwich, handmade artisan pastrami, beer mustard sauerkraut. That's real beer-drinking food. Might as well check back in on my brew because now it's time to chill it down at the yeast, and then it's ready to ferment. Two weeks later you come here and you don't just brew your beer, you bottle your beer. Here comes my beautiful, delicious IPA.

Speaker 3: Take this over to the capper, pop it in place.

Speaker 1: How cool is that! I brewed my beer, bottled my beer and now I capped my beer. Can't wait to uncap it.

Lee Cooper: One of the things we really care about is having fun. If it's not fun then why come, right? Most of the people that actually come here have never made beer before and are new to the interest and excitement around craft beer. All our beer at Hopsters is guaranteed to come out phenomenal. If you don't like it, we'll re-brew it for you again at no extra cost. You don't take a class here. It's really about coming in, getting the experience, just kind of having a lot of fun, having a few beers and experience what local beers in Massachusetts have to offer.

Speaker 1: Finally, you even get to label your own beer. That's a little Phantom Gourmet IPA.

Speaker 1: Cheers!